SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

Press Release of June 28, 2012 — Coca-Cola Hellenic Bottling Company S.A. publishes its ninth CSR Report and announces the completion of its water stewardship programme across its operations.

Press Release of July 12, 2012 — Coca-Cola Hellenic Bottling Company S.A. schedules first half 2012 financial results and conference call date.

Press Release of July 12, 2012 — Conference Call invitation for investors and analysts re first half 2012 results on Tuesday 21 August 2012.

Press Release of July 13, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces the publication of supplementary prospectus relating to the EUR 3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.

Coca-Cola Hellenic publishes its ninth CSR report and announces the completion of its water stewardship programme across its operations

Athens, 28 June 2012 - Against a challenging economic background, Coca-Cola Hellenic, one of Europe’s leading bottlers of non-alcoholic beverages, is reaffirming its commitment to sustainable manufacturing across the 28 countries in which it operates.

Today the company published its ninth Corporate Social Responsibility (CSR) report highlighting the measurable progress it has made in a range of environmental indicators to conserve some of the planet’s most precious resources. An online version of the report is available at http://csrreport.2011.coca-colahellenic.com/

In preparing the report the company worked to the most stringent criteria and robust international standards and for the second consecutive year, has been independently audited to reach an ‘A+’ rating according to the Global Reporting Initiative (GRI).

WATER STEWARDSHIP

Water stewardship is critical to the company’s ability to grow. “No Water, No Business” was the challenge Coca-Cola Hellenic set for itself in 2008.

Three years later Coca-Cola Hellenic has passed a significant milestone in its comprehensive programme on Water Stewardship.

In 2011, the company met its longstanding goal to ensure that 100% of all wastewater in its 28 countries of operation is treated to levels that support aquatic life. To achieve this, it operates 44 purpose-built on-site effluent treatment facilities.

In addition, absolute water use declined in 2011 for the third consecutive year, and has decreased by 6% since 2004.

Consequently, the company’s operational water footprint today is 58% smaller than it was in 2004 - despite increasing sales volume of 55% in the same period. By 2020, we aim to reduce our relative water consumption by 40% and our operational water footprint by 75% vs 2004.

Source Vulnerability Assessments to analyse the risk of supply and water quality (to the bottling plants and the local communities) have also been completed at all plants.

The company also works to raise awareness of water sustainability, tackle water use in its supply chain and protect its watersheds. A range of water stewardship programmes are in place in communities in partnership with governments, NGOs and conservation groups. In 2011, 5000 volunteers from its operations and in the local community cleaned more than 750 kilometres of river banks, beaches and waterways, reforested more than 200,000 square meters of land and other similar projects.

These achievements across its operations are complemented by alternative energy programmes such as the construction of nine Combined Heat and Power units, the installation of 5.2 MW of solar energy rooftop panels on its Italian bottling plants as well as a geothermal energy recovery project. 87% of production waste is now recycled or recovered, and landfilled waste has dropped 65% despite a 55% higher production volume.

Looking beyond its own operations, Coca-Cola Hellenic works with suppliers and other business partners to address wider sustainability issues. Across its supply chain, packaging is lighter, contains more recycled content is being increasingly recovered.  Coolers are being made more energy-efficient and increasingly use HFC-free refrigerants which do not cause global warming. Suppliers in the agricultural sectors are also being engaged to address their impacts.

In the Community, the company invested €8 million in a host of projects and engaged more than 3 million people in sports and fitness programmes. It continued to actively participate in long-term partnerships, maintaining its status as a Notable Reporter of the UN Global Compact (UNGC), and partnerships with agencies such as UNDP, UNEP and UNESCO.

The company maintains its listing on the FTSE4Good Index for the tenth consecutive year and on the Dow Jones Sustainability World and European STOXX indexes for the fourth year running.

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

MEDIA ENQUIRIES

Katerina Giama	Tel: +30 210 618 3332
Public Affairs Department	email : katerina.giama@cchellenic.com

Coca-Cola Hellenic Bottling Company S.A.

schedules first half 2012 financial results and conference call date

Athens, Greece — 12 July 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that it would release first half 2012 financial results on Tuesday 21 August 2012, at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

A conference call with financial analysts, discussing the results, will be hosted by Coca-Cola Hellenic’s management at 4:00 pm Athens Time, 2:00 pm London Time, 9:00 am New York Time. Interested parties can access the live audio webcast through the Coca-Cola Hellenic website: www.coca-colahellenic.com/investorrelations/Webcasts/ Participants should register on the website approximately 10 minutes prior to the start of the call.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com

European press contact:
Pendomer Communications LLP	Tel: (+44) 0 203 6035 222
Greg Quine	email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

first half 2012 results on Tuesday 21 August 2012

Athens, Greece — 12 July 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that it would release first half 2012 results on Tuesday 21 August 2012 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results on:

Date:                                                                  Tuesday 21 August 2012

Time:                                                              4:00 pm Athens Time

2:00 pm London Time

9:00 am New York Time

Duration:                                         1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including 28 August 2012

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until 4 September 2012.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com

European press contact:
Pendomer Communications LLP	Tel: (+44) 0 203 6035 222
Greg Quine	email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of supplementary prospectus relating to the

EUR 3,000,000,000 Euro Medium Term Note Programme

of Coca-Cola HBC Finance B.V.

Athens, Greece — 13 July 2012 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing.

Supplementary Prospectus number 2, dated 13 July 2012 to the Base Prospectus in respect of the €3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Supplementary Prospectus 2 relates to the ongoing update of the €3,000,000,000 Euro Medium Term Note Programme and discloses recent ratings downgrades relevant to Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. and to notes issued under the €3,000,000,000 Euro Medium Term Note Programme.

To view the full text of the 13 July 2012 supplementary prospectus, please paste the following URL into the address bar of your browser:

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com

European press contact:
Pendomer Communications LLP	Tel: (+44) 0 203 6035 222
Greg Quine	email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: July 31, 2012